UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

May 25, 2017

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-212571) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-212571):

$8,154,000 Callable Contingent Coupon Notes due November 27, 2020 Linked to the Least Performing Index of the FTSE 100® Index, the Russell 2000® Index and the EURO STOXX 50® Index (CUSIP: 06741VVZ2)

$1,384,000 Buffered Digital Plus Notes due May 25, 2023 Linked to the Lesser Performing Index of the Russell 2000® Index and the S&P 500® Index (CUSIP: 06741VV66)

$1,500,000 Buffered Callable Contingent Coupon Notes due May 28, 2020 Linked to the Least Performing Reference Asset of the Russell 2000® Index, the EURO STOXX 50® Index and the iShares® MSCI Emerging Markets ETF (CUSIP: 06741VW57)

$3,437,000 Callable Contingent Coupon Notes due May 25, 2023 Linked to the Lesser Performing Index of the S&P 500® Index and the Russell 2000® Index (CUSIP: 06741VV58)

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: May 25, 2017	By:	/s/ Ian Merrill
Name: Ian Merrill
Title: Managing Director

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